SCHEDULE 13G

Amendment No. 5
Getchell Gold Corporation
common stock
Cusip # 374265106


Cusip # 374265106
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	Bermuda
Item 5:	300,400
Item 6:	0
Item 7:	358,800
Item 8:	0
Item 9:	358,800
Item 11:	1.164%
Item 12:	    HC


Cusip # 374265106
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	358,800
Item 8:	0
Item 9:	358,800
Item 11:	1.164%
Item 12:	IN


Cusip # 374265106
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	358,800
Item 8:	0
Item 9:	358,800
Item 11:	1.164%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)


Item 1(a).	Name of Issuer:

		Getchell Gold Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		5460 South Quebec Street, Suite 240
		Englewood, CO 80111

Item 2(a).	Name of Person Filing:

		Fidelity International Limited

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		Pembroke Hall, 42 Crowlane
		Hamilton, Bermuda

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		374265106

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

		Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	358,800

	(b)	Percent of Class:
	1.164%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	300,400

	(ii)	shared power to vote or to direct the vote:
	0

	(iii)	sole power to dispose or to direct the
disposition of:	358,800

	(iv)	shared power to dispose or to direct the
disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Common Stock.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A.

Item 8.	Identification and Classification of Members of the
Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Fidelity International Limited's beneficial ownership of the common stock of Getchell Gold
Corporation at May 28, 1999 is true, complete and correct.



	June 1, 1999
Date




Signature



	Eric D. Roiter
	Duly authorized under
Power of Attorney
	dated December 30, 1997,
by and on behalf
	of Fidelity International
Limited and it
	direct and indirect
subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of 358,800 shares or 1.164% of the common stock outstanding of Getchell Gold Corporation. The International Funds and FIL's other clients, with the exception of Fidelity Management & Research Company and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock.

	FIL has sole dispositive power over 358,800 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 300,400 shares and no power to vote or direct the voting of 58,400 shares of common stock held by the International
Funds as reported above.